November 10, 2011

VIA FACSIMILE (703.813.6968) AND OVERNIGHT MAIL

Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Attn: John Cash, Division of Corporation Finance

RE:	Paychex, Inc.
Form 10-K for the year ended May 31, 2011 Filed July 15, 2011 Definitive Proxy Statement on Schedule 14A Filed August 31, 2011 File No. 0-11330

Dear Mr. Cash:

Paychex, Inc. hereby responds to the comments of the Staff of the Securities and Exchange Commission (the “Commission”) in their letter dated October 31, 2011, with respect to the above-referenced filings. For the convenience of the Staff, the Staff’s comments are set forth below in bold type, followed by our response.

We appreciate the comments made by the Commission, and will clarify or further enhance our disclosure in our future filings in response to these comments.

Form 10-K for the Fiscal Year Ended May 31, 2011

Definitive Proxy Statement on Schedule 14A

Director Compensation, page 9

Cash Compensation, page 9

1.	We note your disclosure that the annual retainer for directors increased from $25,000 to $70,000. With a view toward future disclosure, please tell us why the annual retainer for directors nearly tripled during fiscal 2011. Refer to Item 402(k)(3) of Regulation S-K.

For purposes of clarifying for the Staff, the change was an increase of $25,000, from $45,000 to $70,000. In July 2010, the Board approved the increases to retainers when at the same time they had decreased the amount allocated to equity awards. The Board had received

John Cash, Division of Corporation Finance

11/10/2011

competitive market data on director compensation of their peer group from their independent consultants. Review of such information generated a change in compensation.

In future filings, we will disclose use of market data in director compensation decisions and will link the changes between the components of director’s compensation.

Compensation Discussion and Analysis, page 22

Annual Officer Performance Incentive Program, page 27

2.	In future filings, please ensure that you have fully described the basis for individual compensation awards and how pay correlated with the performance of your business. For example, if incentive program payouts are first contingent upon the company meeting a goal for net income, you should disclose what the goal was. Where you have adjusted target performance measures from amounts you report in your financial statements, please briefly explain the nature of material adjustments. Where you base compensation on qualitative goals, please discuss the nature of those goals.

While the Company has a net income goal to trigger the incentive program payouts, the goal, considered achievable at the time of setting, was not the performance basis for payout of compensation. The higher targets forming the basis for payout are tied to the operation of our business and its financial results, as set forth in the table on page 27, and we believe provide more meaningful information to the reader. In future filings, the net income goal will be disclosed.

Achievement against targets was measured as per plan design. The plan requires certain adjustments when measuring achievement for the purpose of payout under the incentive program. Adjustments to fiscal 2011 reported financial results related to two immaterial acquisitions. The adjustments were deemed immaterial for disclosure purposes within the Company’s 2011 proxy statement. The Company’s plan specifically provides for adjustments based upon acquisitions.

The qualitative goals are individual specific goals. The qualitative goals are not the sole factor in determining achievement, nor are the individual-specific goals material in determining the amount of the qualitative component of the award. As such, the Company does not believe that disclosure of the individual-specific goals is warranted. Furthermore, disclosure of specific individual goals could require the Company to reveal confidential, non-public information related to future business strategies, thereby putting the Company at a competitive disadvantage and potentially confusing readers who will not have the benefit of full information related to those strategic matters.

John Cash, Division of Corporation Finance

11/10/2011

Separation Agreements, page 30

3.	Please tell us what consideration you gave to filing the separation agreements with your former CEO, Mr. Judge, and your former Senior Vice President of Sales and Marketing, Mr. Humenik, as exhibits to your fiscal 2011 Form 10-K, or confirm that you will file these agreements with your next report.

Mr. Judge’s Separation Agreement and Release dated July 12, 2010 was filed as an exhibit to the Company’s Form 10-Q filed on September 27, 2010. Mr. Humenik’s Separation Agreement and Release dated October 25, 2010 was filed as an exhibit to the Company’s Form 10-Q filed on December 20, 2010.

In accordance with Item 601, instruction 2 to the Exhibit Table, previously filed documents may be incorporated by reference. It appears an oversight on our part in including such documents by reference in Item 15 of the 2011 Form 10-K, Exhibits table. We will incorporate by reference to the respective Form 10-Q filing the agreements in our 2012 Form 10-K, Exhibits table.

Paychex, Inc. hereby acknowledges that:

•	Paychex, Inc. is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Paychex, Inc. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

If you have any question, or require additional information, please do not hesitate to contact me.

Sincerely,

/s/ Efrain Rivera

Efrain Rivera

Senior Vice President, Chief Financial Officer and Treasurer